UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCG Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

37 West Avenue
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M Moran	704-840-5943	dmcclean@merioncapitalgroup.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, CPAS
(Name - if individual, state last, first, and middle name)

One Bala Avenue, Ste 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian M Moran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCG Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has as that of a customer.

Mecklenburg County, North Carolina
I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Name(s): BRIAN MICHAEL MORAN
Date: 04-15-2024

udio-video communication

RAJ PATEL, Notary Public
My commission expires: 06-12-2028

RAJ PATEL
NOTARY PUBLIC
Mecklenburg County, NC
My Comm. Expires:06-12-2028

Signature:

Title:
CEO

This filing contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or

MCG SECURITIES, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2023

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

MCG SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MCG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCG Securities, LLC.(the "Company"), as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

April 15, 2024

Bala Cynwyd, PA 19004

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	107,022
Fees receivable, net		83,860
Other assets		19,287
Total assets	$	210,169

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	96,288
Accounts payable and accrued expenses		17,399
Total liabilities		113,687
MEMBER'S EQUITY (Note 2)		96,482
Total liabilities and member's equity	$	210,169

The accompanying notes are an integral part of this statement.

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE:	
Research fees	$ 1,121,956
Commissions and service fees	633,257
Interest income	72
Total revenue	1,755,285
EXPENSES:	
Commission and fee expense	1,493,430
Occupancy	5,500
Depreciation expense	50
Other Expenses	184,742
Total expenses	1,683,722
NET INCOME	**$ 71,563**

The accompanying notes are an integral part of this statement.

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

BALANCE, January 1, 2023	$	87,444
Net income		71,563
Distributions		(62,525)
BALANCE, December 31, 2023	**$**	**96,482**

The accompanying notes are an integral part of this statement.

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	71,563
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		32
Increase in fees receivable		(1,781)
Increase in other assets		(7,934)
Decrease in commissions payable		(31,649)
Decrease in accounts payable and accrued expenses		(12,883)
Total adjustment		(54,215)
Net cash provided by operating activities		17,348
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(62,525)
Net cash used in financing activities		(62,525)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(45,177)
CASH AND CASH EQUIVALENTS, at beginning of year		152,199
CASH AND CASH EQUIVALENTS, at end of year	$	107,022

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

MCG Securities, LLC, a Pennsylvania Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in the sale of mutual funds, municipal securities, variable life insurance and annuities and the private placement of securities. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing market commentaries and collecting commissions from other unaffiliated broker-dealers through the referral of clients that purchase equities, fixed income securities, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that there is a probability that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition *(concluded)*

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings, and private placement of securities in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when the services have been rendered. As of December 31, 2023, the Company has determined all fees receivable were collectible.

The following table presents our total revenue disaggregated by revenue category:

Research Fees	$ 1,121,956
Commissions and Service Fees	633,257
Interest income	72
	$ 1,755,285

Allowance for Credit Losses

Effective January 1, 2020, The Company adopted ASC Topic 326, financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant; accordingly, the Company has not provided an allowance for credit losses at December 31, 2022. For the year ended December 31, 2022, the Company wrote off $1,250 of Fees receivable as uncollectible and were recorded as a reduction of Research fees in the accompanying Statement of Operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

Leases

Accounting Standards Update No. 2016-02, Leases ("ASC 842"), requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

As discussed further in Note 3, the Company does not have any lease obligations and therefore, does not have any leases to capitalize under the standard.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

FASB Accounting Standards Codification (ASC) 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure. The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective member's tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, fees receivable, other assets, commissions payable, and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had net capital and net capital requirements of $77,196 and $7,579, respectively, which was $69,617 in excess of the required minimum. The Company's net capital ratio (aggregate indebtedness to net capital) was 147.27 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate and the Company share telephone, internet and other office administrative expenses on a monthly allocated basis. Expenses incurred resulting from the Agreement were approximately $12,250 for the year ended December 31, 2023 and are recorded in Other expenses in the accompanying Statement of Operations.

Additionally, the Company rents office space from an affiliate with common ownership on a month-to-month basis under an informal agreement. For the year ended December 31, 2023, the Company paid $5,500 to the Affiliate for rent and is recorded as Occupancy expense in the accompanying Statement of Operations.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment are summarized by major classifications as follows:

Furniture and fixtures	$ 5,693
Office equipment	11,591
Software	880
	18,164
Less accumulated depreciation	(18,164)
Net furniture and equipment	$ -0-

Total depreciation expense was $50 for the year ended December 31, 2023.

NOTE 5 - OFF-BALANCE SHEET RISK

The Company refers customers to other broker-dealers and shares in the commissions generated. The transactions are subject SEC Regulation Best Interest, under which the Company could be held liable for certain losses or damages incurred by the referred customer. It is the Company's policy to review the business reputation of the broker-dealers to whom it refers business.

There are no commitments and contingencies that would have a material impact as of December 31, 2023.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred after December 31, 2023, and through April 15, 2024, the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

SUPPLEMENTAL INFORMATION

MCG SECURITIES, LLC
(A Limited Liability Company)

SCHEDULE I

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM CAPITAL RULE 15c3-1
DECEMBER 31, 2023

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 96,482
DEDUCTIONS:	
Non-allowable assets:	
Fees receivable	-0-
Fixed assets, net	-0-
Other assets	19,286
Total deductions	19,286
NET CAPITAL	77,196
Minimum requirements of 6-2/3% of aggregate indebtedness of $158,219 or $5,000, whichever is greater	7,579
Excess net capital	**$ 69,617**
AGGREGATE INDEBTEDNESS:	
Salaries and commissions payable	$ 96,288
Accounts payable and accrued expenses	17,399
Total aggregate indebtedness	**$ 113,687**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.47 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17 A-5 Part II Filing as of December 31, 2022.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
MCG Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which MCG Securities, LLC. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which MCG Securities, LLC. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and MCG Securities, LLC. stated that MCG Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. MCG Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCG Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 15, 2024

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
MCG Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MCG Securities, LLC. and the SIPC, solely to assist you and SIPC in evaluating MCG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. MCG Securities, LLC.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2023, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MCG Securities, LLC.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MCG Securities, LLC. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 15, 2024

MCG SECURITIES, LLC
(A Limited Liability Company)

EXEMPTION REPORT
DECEMBER 31, 2023

We, as members of management of MCG Securities, LLC (the "Company") are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3: (k)(2)(i)
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934, as amended (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Brian M Moran

Brian M Moran
CEO